NO ACT

DC 3-25-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

08045136

Received SEC

APR 0 2 2008

Washington, DC 2054

April 2, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/2/2008

Kenneth W. Sambell
5501 W Mayfield Rd
Arlington, TX 76016-2809

Re: Exxon Mobil Corporation
Incoming letter dated March 25, 2008

Dear Mr. Sambell:

This is in response to your letter dated March 25, 2008 concerning the shareholder proposal you submitted to ExxonMobil. On March 19, 2008, we issued our response expressing our informal view that ExxonMobil could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
APR 1 7 2008
THOMSON
FINANCIAL

cc: James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

To: Chief Counsel, Securities & Exchange Commission,
Hon. Nancy Pelosi, Speaker U.S. House.
Sen. C. Hagel, U.S. Senate.

RECEIVED
2008 MAR 25 AM 10: 39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 25 2008

Cc: J.E.Parsons Counsel ExxonMobil,

RE: Nigeria: 90% of Oil Royalties disappearing,
Shareholder Resolution against Corruption.

On Jan. 23, I submitted a Resolution (~~attached~~), requiring ExxonMobil to clearly state the amount of Royalties paid each year to the Nigerian Govt.

The S & E Commission are allowing ExxonMobil to squash my Resolution. It has NOT been given due consideration by the S & E.

Exxon Mobil is allowing this enormous waste to continue. It is eroding their Corporate reputation and also our national reputation.

May I request your help in requiring the S & E Commission to be impartial and thereby getting it on the Agenda for the May, 2008, Annual Meeting. ?

Yours truly, Ken. W. Sambell

Ken.W.Sambell Shareholder.

RESOLUTION 1/23/08
IS IN YOUR FILE.

END